March 7, 2013 Via EDGAR and E-Mail

Amy M. Starr

Chief

Office of Capital Markets Trends

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Citigroup Funding Inc.

424 Prospectuses relating to Registration Statement on Form S-3

Filed March 2, 2011

File No. 333-172554

Dear Ms. Starr:

Enhancement of Citigroup Inc.’s (“Citi”) disclosures is an objective that we share with the staff (the “Staff”) of the U.S. Securities and Exchange Commission and one that we consider in all of our filings. Citi is providing this letter in response to your comment letter dated February 21, 2013 relating to prospectus supplements for structured notes issued by Citigroup Funding Inc. (“CFI”) from time to time from the above-referenced registration statement. Please note that on December 31, 2012, CFI was merged with and into Citi. Following the merger, structured notes that would have been issued by CFI from the above-referenced registration statement prior to the merger are now generally issued by Citi from a Citi registration statement (registration no. 333-172562).

Citi confirms that it will comply with the comments in your February 21, 2013 letter and in your related letter dated April 12, 2012 in future prospectus supplements for registered structured notes. Citi intends to begin such compliance as soon as appropriate internal procedures have been implemented.

If you or the Staff have any further questions or requests, please feel free to contact the undersigned at (202) 879-6896.

Very truly yours,

/s/ Julie Bell Lindsay
Julie Bell Lindsay
General Counsel – Capital Markets
and Corporate Reporting